UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1Q12

Investor Relations

Quarterly Report

Consolidated Information (Unaudited)

This report contains the operating and financial performance of Oi S.A. and its direct and indirect subsidiaries in the first quarter of 2012.

Oi S.A. | www.oi.com.br/ir

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Índice de Sustentabilidade Empresarial ISE 2012

Índice Carbono Eficiente ICO2 2010-2011

THE GLOBAL COMPACT WE SUPPORT

1.	Upcoming Events	3

2.	Disclaimer	4

3.	Highlights of 1Q12	5

4.	Operating Performance	6

5.	Financial Performance	15

6.	Debt	22

7.	Investments	22

8.	Cash Flow	26

9.	Additional Information	27

05/14/2012	2

Portuguese
Date:	Tuesday, May 15, 2012 10:30 a.m. (RJ) – 09:30 a.m. (NY)

Access:	Phone: (55 11) 4688-6361 Code: Oi Replay: (55 11) 4688-6312 Available until May 21, 2012 Code: 8015783#

Webcast:	Click here
English
Date:	Tuesday, May 15, 2012 12:00 a.m. (RJ) – 11:00 a.m. (NY)

Access:	Phone: 1-877-317-6776 (U.S.) 1 412 317 6776 (Brazil / other countries) Code: Oi Replay: 1-877–344–7529 (U.S.) 1 412 317 0088 (Brazil / other countries) Available until May 24, 2012 (code 10013182)

Webcast:	Click here

05/14/2012	3

Rio de Janeiro, May 14, 2012: Oi S.A. (new name of Brasil Telecom S.A.) announces today its results for the first quarter of 2012. This report includes the consolidated financial and operating data for Oi S.A. and its direct and indirect subsidiaries as of March 31, 2012, in compliance with the CVM rules and presented in accordance with the International Financial Reporting Standards (IFRS).

Following the approval of the corporate restructuring on 02/27/2012, the shareholders of Tele Norte Leste Participações S.A. (TNL), Coari Participações S.A. (Coari) and Telemar Norte Leste S.A. (TMAR) became shareholders of Oi S.A., as TNL and Coari were extinguished and TMAR became a wholly-owned subsidiary of Oi S.A. Therefore, the numbers presented herein accounts for Oi S.A. (the remaining company and new name of Brasil Telecom S.A.) at the end of March 2012, when it had consolidated just one month of results from TMAR, Coari and TNL (02/28/2012 to 03/31/2012). However, in order to make for an easier understanding, we present the proforma consolidated results equivalent to the old TNL figures; revenue, costs and expenses (EBITDA); debt and capital expenditure, as if the reorganization had taken place on January 1, 2012.

In 4Q11 the company decided to have its earnings disclosure format aligned with the manner it runs its business. This way, the view per product was changed to a segmented view (Residential, Personal Mobility and Corporate/Business). In this quarter, recognizing the relevance of this information to the market, for operating numbers we now present the breakdown within each segment.

05/14/2012	4

In April, the Company held its Oi Investor Day 2012 in Rio de Janeiro and New York. The events, which were attended by representatives of the controlling shareholders and the top executives of Oi, aimed at presenting to the market the strategic long-term plan of the Company, which included the disclosure of future performance projection (Guidance) for 2012-2015. In addition, during the event the Company’s Dividend Policy for the next three years was outlined. This report presents the first results of Oi S.A. disclosed following the event, and the reported performance reinforces the confidence of Oi’s executives that the company will meet the targets set by the strategic plan unveiled at Oi Investor Day.

•	EBITDA and EBITDA Margin grew compared to the previous quarter and to the same period in 2011.

•

The major positive impact on EBITDA in 1Q12 reflects lower operating expenses. Although part of the quarterly drop derived from 4Q11 seasonality, the lower costs level fits in Oi’s restructuring moment.

•

The performance of Net Revenue reflects a more aggressive commercial approach, aligned with the strategic long-term plan and with the expectation that the resumption of a growth path follows the improvement of operating metrics.

•	The effort of restructuring the sales channels is already showing positive results.

•	Revenue Generating Units (RGUs) reached 70,826 thousand, a growth of 7.2% compared to 1Q11:

•	Residential: the wireline client base decreased at a slower pace while Broadband and Pay TV accelerated, resulting in the stability of the base and reverting the downward trend;

•	Personal Mobility: Acceleration of post-paid growth and focus on greater profitability of the prepaid base; and

•	Business / Corporate: Maintenance of growth pace within the segment.

•	Investments totaled R$1,091 million, 31.6% above 1Q11, aligned with the Capex Guidance disclosed to the market (R$6 billion in 2012).

	1Q12	4Q11	1Q11	QoQ		YoY

Oi S.A. Pro-Forma

Revenue Generating Unit (‘000)	70,826	69,693	66,074	1.6%		7.2%
Residential (‘000)	17,850	17,810	18,266	0.2%		-2.3%
Personal Mobility (‘000)	44,106	43,263	39,294	1.9%		12.2%
Business / Corporate (‘000)	8,112	7,848	7,690	3.4%		5.5%
Other Services (‘000)	757	771	824	-1.8%		-8.1%

Net Revenue (R$ million)	6,802	6,958	6,933	-2.2%		-1.9%
EBITDA (R$ million)	2,012	1,838	1,985	9.5%		1.4%
EBITDA Margin (%)	29.6%	26.4%	28.6%	3.2	p.p.	1.0	p.p.

Net Debt (R$ million)	17,472	16,326	14,390	7.0%		21.4%
Available Cash (R$ million)	15,373	13,393	14,014	14.8%		9.7%
CAPEX (R$ million)	1,091	2,132	829	-48.8%		31.6%
Net Debt / EBITDA	2.0	1.9	1.5	5.3%		33.3%

05/14/2012	5

Residential

The wireline client base decreased at a slower pace while Broadband and Pay TV accelerated, resulting in the stability of the base and reverting the downward trend.

	1Q12	4Q11	1Q11	QoQ	YoY

Residential

Revenue Generating Units (RGU) – (‘000)	17,850	17,810	18,266	0.2%	-2.3%
Fixed Line in Service	12,841	13,046	13,925	-1.6%	-7.8%
Fixed Broadband	4,614	4,412	3,999	4.6%	15.4%
Pay TV	396	351	341	12.8%	16.1%
ARPU Residential (R$)	63.1	64.8	65.7	-2.6%	-4.0%

With client retention strategies that combine wireline services with broadband, Pay TV and Mobility, coupled with initiatives that aim to strengthen the sales channels and repositioning of offers, Oi has managed to slow down the reduction of fixed lines in service and has increased the penetration of services such as broadband and Pay TV, bringing positive impacts on residential RGUs.

This positive result comes mainly from the following initiatives:

Convergence

Through bundled solutions, the Company remains focused on increasing the residential base with more than one product. Quarter-over-quarter, the total residences with more than one Oi product/service grew 1.3pp, totaling 6,238 thousand.

05/14/2012	6

Regarding our bundled product Oi Conta Total, Oi launched a Christmas special in 2011 with attractive prices, including mobile phone data plans and Velox 3G. Also, the company started to offer in all of its plans unlimited calls to Oi Mobile and Oi Fixed. These actions led Oi Conta Total net additions to a 5.4% rise from 4Q11, reaching 1,632 thousand active clients. Oi Internet Total, launched in 4Q11, has been successful in the cities where it is sold and already accounts for more than 10% of high speed broadband sales.

Oi keeps introducing operational improvements and attractive solutions at Oi TV aimed at retaining the user base of residential wireline services, spurring the sale of product to residential clients who already have a fixed line. The company is developing several initiatives in an effort to make the service even more competitive, such as: the inclusion of programs from Globo’s open TV in several regions within Brazil; Globosat channels; State and National Championships through Premiere FC; Fox Sports; Comedy Central; Canal Combate in addition to HBO and Telecine.

Oi TV Mais is the most complete entry level plan in the market with 44 paid channels, more than double that offered by the competition’s entry package, being available for Oi Velox clients for R$29.90 in the first three months.

The performance of Oi TV in 1Q12 already reflects the initiatives of the Company’s strategic plan, with a significant rise in net additions compared to the additions during the whole of 2011. This way, Oi’s Pay TV service grew faster than the competition in the first quarter of the year, according to Anatel data. Oi TV saw a 12.8% growth in its subscriber base compared to December 2011. The Oi TV growth exceeded the market average of 7.3% in the same period.

The company is intensifying its focus on Pay TV services, as it considers this product essential in its portfolio of bundled products. Oi’s strategy is centered on presenting the best and most complete solutions for its clients, providing savings, convenience and convergence for their homes.

05/14/2012	7

Increase in Broadband speed and penetration

Oi reached 5.2 million Oi Velox clients (Residential + Business / Corporate) at the end of March 2012. The company offers fixed broadband service in every Brazilian state except for São Paulo. Oi has expanded its base with a strategy aimed at bundled services and offers a wide portfolio of internet access services, including fixed (Oi Velox) and mobile broadband (Oi Velox 3G) and Oi WiFi.

In order to serve to the new internet user seeking 24-7 connection, Oi launched in 2011 the first package of integrated internet services: Oi Internet Total combines fixed and mobile broadband and wi-fi network, ensuring a complete internet solution for the client. With plans starting at R$69.90 in Rio de Janeiro, it is possible to utilize the three types of internet access: Oi Velox for home, Oi Velox 3G (with free mini modem) and Oi WiFi.

For an audience seeking faster internet connection, Oi offers plans as fast as 20 mega. The faster internet services as well as the Oi Internet Total plan are provided with anti-virus software and wi-fi modem. During the quarter, the average speed of the base rose again, reaching 2.6 Mega in March 2012, 37% growth from 1Q11. Of the total broadband customer base, 24.1% already have internet faster than or equal to 5 Mega (23.8% in 4Q11). Of this total, approximately 50% are faster than 10 Mega.

It’s worth mentioning that the company has succeeded to increase the percentage of users demanding faster speeds, despite the rise in the penetration of this service.

05/14/2012	8

Broadband disconnections dropped 3.5% quarter-over-quarter due to investments in network expansion and quality as well as protective actions and the upgrade in the customer base speed and improvements in the installation process.

Oi Velox had a good performance in terms of net additions, with sales sustaining consistent growth, in line with the long-term plan. This performance derives from improved offers, an intensification of media campaigns, expansion of sales channels and cross-selling. In terms of offers, Oi has a portfolio with attractive prices for different profiles. For those seeking their first broadband internet access, the company provides services from R$35.00, allowing an increase of Oi Velox penetration.

Strengthening of sales channels and portfolio repositioning

In line with the strategy of strengthening the channels, growth of Oi-owned stores and franchises, as well as the change in the commission system for partners, contributed to the result. Actions such as these contributed to the 13.1% increase in gross additions of fixed lines versus 4Q11.

05/14/2012	9

Oi services became even more attractive compared to the competition with the option of controlled plans and unlimited Long Distance plans, thus boosting the use of services by the clients and reducing the appeal of mobile carriers’ products.

In addition, it is already possible to notice that the restructuring of the channels had a positive impact on the sales of Broadband, TV and bundles as described previously.

Personal Mobility

Acceleration of post-paid growth and focus on greater profitability of the pre-paid base.

	1Q12	4Q11	1Q11	QoQ	YoY

Personal Mobility

Revenue Generating Units (RGU) – (‘000)	44.106	43.263	39.294	1,9%	12,2%
Pre-Paid Plans	38.536	37.978	34.634	1,5%	11,3%
Post-Paid Plans + Oi Controle	5.570	5.285	4.660	5,4%	19,5%

NOTE: The mobile bundles (Oi Conta Total and Oi Internet Total) are reflected in the chart above.

The operating performance in the personal mobility segment is directly linked to the strategic long-term plan presented at Oi Investor Day, as the Company has started to seek faster growth in the post-paid sector with a focus on data and the maintenance of profitable pre-paid growth.

05/14/2012	10

In the personal mobility segment, gross additions grew quickly again, totaling 5.5 million at the end of 1Q12. In line with the strategy of boosting the growth with profitability on mobile users base, churn during the quarter totaled 4.7 million users.

Post-Paid:

The post-paid + Oi Controle segment totaled 5,570 thousand at the end of 1Q12, adding 285 thousand clients in the last quarter, about twice as much as the net additions in 4Q11. This performance is linked with the strategy set by Oi of focusing on the high-yield segment.

The sales performance of post-paid plans stems from the addition of more benefits to the offers and the strengthening of sales channels, which started in 4Q11 and advanced in 1Q12. These are already bearing fruits. We highlight that in March 2012 Oi became the market leader in terms of post-paid net additions in Brazil.

The inclusion of unlimited on-net voice packages (fixed and mobile) for all the post-paid plans complemented the portfolio, making our offers even more attractive. As a result of this movement, two independent surveys proved that Oi’s plans are the most cost-effective in the mobile segment. It is worth highlighting that these surveys considered all the pre and post-paid portfolios.

The strengthening of the channels, following the opening of 10 stores in addition to the 60 Oi-owned stores, and an improvement in franchise management with changes to the commission model, ensuring a better alignment of sales incentives, contributed to this result.

05/14/2012	11

Pre-Paid:

The pre-paid base rose 11.3% in 12 months and 1.5% from 4Q11, totaling 38,536 thousand clients at the end of 1Q12.

The result also reflects a simpler plan structure. Oi migrated from plans with different triggers to plans with a single trigger, which offer, depending on the region, the same recharge value or twice as much in daily bonus for local and long-distance calls for Oi Mobile and Oi Fixed and for sending SMS to any operator. This new plan structure brings a clearer communication for the consumer and is part of a more aggressive position in the prepaid market to leverage sales and revenue.

Regarding the strategy of strengthening the sales channels, the Company increased significantly its presence in large national retail stores, moving from 34% to 56% currently. Meanwhile, Oi changed the distributors in the small retail and added the model of multi-brand distributors to its sales operations.

Total Mobile Base:

In 1Q12, 44,106 thousand users belonged to the Personal Mobility segment and 2,385 thousand to the Corporate segment. The base of mobile clients (Personal + Business / Corporate Mobility) recorded gross additions of 5,794 thousand users in another significant performance and net adds of 985 thousand clients, totaling 46,491 thousand users at the end of 1Q12, growing 2.2% during the quarter and 12.1% year over year. ARPU in the wireless segment reached R$21.3 in 1Q12.

At the end of 1Q12, 65.6% of the Revenue Generating Units (RGUs) (65.3% in 4Q11 and 62.8% in 1Q11) represented the wireless base.

Business / Corporate

Maintenance of the growth pace within the segment.

	1Q12	4Q11	1Q11	QoQ	YoY

Business / Corporate

Revenue Generating Units (RGU) – (‘000)	8,112	7,848	7,690	3.4%	5.5%
Fixed	5,192	5,083	4,998	2.1%	3.9%
Broadband	535	523	514	2.3%	4.1%
Mobile	2,385	2,242	2,178	6.4%	9.5%

05/14/2012	12

Business

The performance in the Business segment in 1Q12 resulted from the increase in sales in the fixed and mobile segments, supported mainly by expansion of the sales force and the investment in employee education, in addition to the opening of nine regional offices.

About 4,000 employees of authorized agents (door-to-door salespeople) were hired and trained since the beginning of 2011. We also witnessed a rise in customer service and performance positions on the telemarketing channel. These actions signal a commitment to a path of sustainable growth in the segment.

Corporate

On the Corporate side, the major highlights of 1Q12 came from fixed data communication and mobility, which grew 5.0% and 8.5% compared to 4Q11, and 12.1% and 44.8% in 12 months, respectively. In data communication, growth was strongly impacted by the installation of VPN networks (with IP/MPLS technology), and by the resumption of internet access sales in this market. In Mobility, the growth engine of the corporate RGUs was data access (2G and 3G), in addition to the return of focus on sales of post-paid lines in this segment, including the hiring of a team with more than 100 specialized sales professionals during 1Q12.

Another important highlight was the growth of RGUs of digital trunks (30 channels) for fixed voice, up 6.9% in the quarter and 18.5% from 1Q11, following the renewed focus on this offer at the end of 2011 and with a strong influence of the installations in Region Three in the period, already a result of the strategy of differentiated and specific effort in the São Paulo market, which is considered the key factor in order to consolidate Oi’s leadership in this segment.

05/14/2012	13

Table 1 – Consolidated Operational Indicators of Oi Group

	1Q12	4Q11	1Q11	QoQ	YoY

Residential

Revenue Generating Units (RGU) – (‘000)	17,850	17,810	18,266	0.2%	-2.3%
Fixed Line in Service	12,841	13,046	13,925	-1.6%	-7.8%
Fixed Broadband	4,614	4,412	3,999	4.6%	15.4%
Pay TV	396	351	341	12.8%	16.1%
ARPU Residential (R$)	63.1	64.8	65.7	-2.6%	-4.0%

Personal Mobility

Revenue Generating Units (RGU) – (‘000)	44,106	43,263	39,294	1.9%	12.2%
Pre-Paid Plans	38,536	37,978	34,634	1.5%	11.3%
Post-Paid Plans + Oi Controle	5,570	5,285	4,660	5.4%	19.5%
ARPU Mobile (R$)	21.3	22.3	20.7	-4.5%	2.9%

Business / Corporate

Revenue Generating Units (RGU) – (‘000)	8,112	7,848	7,690	3.4%	5.5%
Fixed	5,192	5,083	4,998	2.1%	3.9%
Broadband	535	523	514	2.3%	4.1%
Mobile	2,385	2,242	2,178	6.4%	9.5%

Others

Public Telephones (‘000)	757	771	824	-1.8%	-8.1%

RGU – Revenue Generating Units (‘000)	70,826	69,693	66,074	1.6%	7.2%

05/14/2012	14

Proforma Revenue1:

Proforma net revenue totaled R$6,802 million, down by 2.2% compared to 4Q11 chiefly due to seasonality of the fourth quarter and down by 1.9% compared to 1Q11. Revenue performance is in line with the outlook of the Company’s strategic long-term plan, considering that the resumption of growth starts with an improvement of operating ratios.

Table 2 – Breakdown of Proforma Net Revenue

	Quarter					%
R$ million	1Q12	4Q11	1Q11	QoQ	YoY	1Q12	1Q11
Residential	2,429	2,536	2,746	-4.2%	-11.5%	35.7%	39.6%

Personal Mobility	2,106	2,150	1,867	-2.0%	12.8%	31.0%	26.9%
Services	1,501	1,508	1,313	-0.5%	14.3%	22.1%	18.9%
Network Usage	580	628	550	-7.6%	5.5%	8.5%	7.9%
Sales of handsets, sim cards and others	25	15	4	66.7%	525.0%	0.4%	0.1%

Business / Corporate	2,111	2,112	2,127	0.0%	-0.8%	31.0%	30.7%

Other Services	155	159	193	-2.5%	-19.7%	2.3%	2.8%
Public Phone	26	43	69	-39.5%	-62.3%	0.4%	1.0%
Other	130	117	124	11.1%	4.8%	1.9%	1.8%

Total Net Revenue	6,802	6,958	6,933	-2.2%	-1.9%	100.0%	100.0%

Residential:

The rise in revenue from the expansion of the Oi Velox and Oi TV base, whose offers are increasingly attractive, has partially compensated for the decrease in wireline revenue in the residential segment. The continuous improvement in the offers of services in Pay TV and Broadband is a key aspect within the business model for bundled products adopted by the company. It must be noted that Oi’s strategic long-term plan is based on convergence as the leading differential of the Company and, consequently, it is key for the success of the operational restructuring.

As expected, the balance seen among products in the Residential product have not yet reflected entirely in revenue. Therefore, the proforma net revenue in the residential segment dropped 4.2% compared to the previous quarter also due to seasonality and 11.5% from the same period last year, reaching R$2,429 million at the end of 1Q12.

[1]

The proforma data amount to the old TNL as if the takeovers had occurred on January 1, 2012. The results presented as Oi S.A. Consolidated equal two months of old BrT data added to one month following the takeovers.

05/14/2012	15

Personal Mobility:

Net revenue from personal mobility totaled R$2,106 million, up by 12.8% from the same period last year and down by 2.0% compared to the previous quarter.

Revenue from services jumped 14.3% compared with the same period last year and was basically unchanged from the previous quarter, reaching R$1,501 million at the end of 1Q12. The annual performance is explained mainly from: (i) a rise in subscription revenue due to a larger post-paid client base; (ii) outgoing calls linked directly to the increase in the customer base; and (iii) data and value added base, driven by the rise in revenue from 3G services and mainly from short message services. This movement more than offset the drop in long distance revenue.

In the quarterly comparison, the performance is influenced by the seasonal effect, provided that historically the fourth quarter has a stronger usage due to the December holidays.

Revenue from mobile network usage reached R$580 million, 5.5% higher than in 1Q11 and 7.6% lower than in 4Q11. The year-over-year analysis reflects the expansion of the mobile customer base. The quarterly performance was impacted by the reduction of fixed-to-mobile interconnection (VU-M) fees in the first quarter of 2012.

Proforma Operating Expenses2:

Proforma operating expenses totaled R$4,789 million in 1Q12, down by 6.5% quarter over quarter and 3.2% in the past 12 months.

Quarter-over-quarter, the expenses were influenced mainly by personnel, third-party services, COGS and marketing. This performance is aligned with the strategy adopted in order to meet the strategic long-term plan. As a result, the company increased expenses in 4Q11 due to the initial phase for the implementation of the plan, part of which are non-recurring. In addition, the higher commercial intensity usually at the year-end also influenced the quarterly analysis. In this quarter Oi is heading back to a level that is adequate with the new phase of the company.

[2]	The proforma results amount to the old TNL data as if the takeovers had occurred on January 1, 2012.

05/14/2012	16

Table 3 – Breakdown of Operating Expenses

Item – R$ million	1Q12	4Q11	1Q11	QoQ	YoY

Operating Expenses

Interconnection	1,163	1,157	1,185	0.5%	-1.9%
Personnel	482	537	423	-10.2%	13.9%
Materials	27	65	38	-58.5%	-28.9%
Handset Costs/Other (COGS)	57	84	41	-32.1%	39.0%
Third-Party Services	1,876	2,048	1,726	-8.4%	8.7%
Marketing	115	161	138	-28.6%	-16.7%
Rent and Insurance	455	443	396	2.7%	14.9%
Provision for Bad Debts	200	163	272	22.7%	-26.5%
Other Operating Expenses (Revenue), Net	414	462	728	-10.4%	-43.1%

TOTAL	4,789	5,120	4,948	-6.5%	-3.2%

Interconnection:

Interconnection costs were stable during the quarter at R$1,163 million at the end of 1Q12. Compared to the same period last year, there was a 1.9% reduction explained by lower outgoing traffic, especially in the fixed segment. The impact from the cut of Mobile Termination Rates (MTR) in 1Q12 was not material.

Personnel:

Personnel expenses totaled R$482 million at the end of 1Q12, in a 13.9% rise from the same period last year. The annual behavior is explained by a higher number of employees linked to the creation of regional commercial structures and opening of Oi own-stores during 4Q11, both linked to the company’s long-term strategic plan, in addition to the 6.7% salary increase during 4Q11. Compared to the previous quarter, there was a 10.2% decrease due to one-time expenses for the start of the strategic long-term plan in the last quarter of 2011.

05/14/2012	17

Handset Costs and Others (COGS):

Handset costs and others (COGS) totaled R$57 million in 1Q12, a 32.1% reduction from 4Q11 and 39.0% higher compared to 1Q11. The quarterly analysis is influenced by sales in 4Q11, mostly related to Christmas, which led to higher costs during this period. The annual comparison is linked to a rise in the customer base, in addition to subsidies on Velox modems and smartphones for high end post-paid clients, which started being offered in 4Q11.

Third-Party Services:

Expenses related to third-party services decreased 8.4% compared with 4Q11 and rose 8.7% from 1Q11, totaling R$1,876 million at the end of 1Q12. The quarterly behavior is related to the impact in 4T11 of higher commissions and sales efforts, markedly in the pos-tpaid segment, Oi Conta Total and fixed broadband related to the Christmas sales, renegotiation of contracts linked to the network maintenance plan to improve quality as well as higher costs for consulting related to the strategic plan.

Compared to the previous year, the expansion of the customer base triggered higher spending on plant maintenance aimed at improving the quality of rendered services.

Marketing:

Spending on marketing decreased 28.6% and 16.7% compared to 4Q11 and 1Q11, respectively, amounting to R$115 million at the end of 1Q12. The quarterly analysis is influenced by higher spending on advertising campaigns due to the Christmas specials. Year-over-year, the lower expenses are related to successful negotiations with some suppliers. Meanwhile, the revision of the sponsorship strategy also generated a drop in the flow of disbursements.

Provision for Bad Debtors:

The provision for bad debtors reached R$200 million in 1Q12, up 22.7% from 4Q11 and down 26.5% compared to 1Q11. Growth compared to the previous quarter is due to the historical trend of rising delinquency linked to the jump in consumers’ expenses at the beginning of the year. The year-over-year decrease is linked to a greater efficiency in collection, especially in the business / corporate segment.

The provision for bad debtors accounted for 2.9% of net revenue in 1Q12 (2.3% in 4Q11 and 3.9% in 1Q11).

05/14/2012	18

Other Items in the Consolidated Result:

EBITDA3 :

Table 4 – EBITDA and EBITDA Margin

	1Q12	4Q11	1Q11	QoQ		YoY

Oi S.A. Pro-Forma

EBITDA (R$ Mn)	2,012	1,838	1,985	9.5%		1.4%
EBITDA Margin (%)	29.6%	26.4%	28.6%	3.2	p.p.	1.0	p.p.

	1Q12	4Q11	1Q11	QoQ		YoY

Oi S.A. Consolidated

EBITDA (R$ Mn)	1,150	524	664	119.5%		73.2%
EBITDA Margin (%)	30.0%	23.4%	28.0%	6.6	p.p.	2.0	p.p.

Proforma EBITDA4 of Oi S.A. in 1Q12 totaled R$2,012 million with a 29.6% margin, in a 3.2 p.p. rise compared to 4Q11 and 1.0 p.p. from 1Q11. This results from lower operating expenses, as mentioned before. Costs fell 6.5%, leading to 9.5% growth in EBITDA. Year over year, the rise in EBITDA reflects a cost reduction (-3.2%) combined with an increase in personal mobility revenue, which partially offset the smaller net revenue from residential segment. The result seen in 1Q12 furthers Oi’s confidence in reaching the targets that were announced to the market during the Oi Investor Day, related to the Long-Term Strategic Plan.

OI S.A. CONSOLIDATED5 NET FINANCIAL INCOME (EXPENSES):

Consolidated net financial expenses at Oi S.A. amounted to R$237 million, a R$201 million addition compared to 4Q11 and a R$44 million drop from 1Q11. This performance, which was partially compensated by the decline in interest rates (SELIC), is influenced by the addition of financial data from TMAR and its subsidiaries from February 28, 2012, as well as by TMAR debt booked at Oi S.A., is explained by the corporate reorganization approved on February 27, 2012.

[3]	Proforma data amount to the old TNL as if the takeovers had occurred on January 1, 2012.
[4]	Proforma data amount to the old TNL as if the takeovers had occurred on January 1, 2012.
[5]	The figures presented as Oi S.A. Consolidated is equal two months of old BrT added to one month following the corporate reorganization.

05/14/2012	19

Table 5 – Net Financial Income (Oi S.A. Consolidated):

R$ Million	1Q12	4Q11	1Q11

Financial Income	574	440	245

Interest on financial investments	207	106	99
Other financial income	367	334	146

Financial Expenses	(811)	(476)	(526)

Interest on loans and financing	(382)	(144)	(99)
Foreign exchange effect on loans and financing	(240)	(9)	(2)
Other Financial Expenses	(189)	(323)	(425)

Net Financial Income (Expenses)	(237)	(36)	(281)

DEPRECIATION / AMORTIZATION (OI S.A. CONSOLIDATED4):

Consolidated depreciation/amortization at Oi S.A. totaled R$586 million in 1Q12, growing 117.0% and 126.3% compared to 4Q11 and 1Q11, respectively. This performance reflects the addition of financial data from TMAR and its subsidiaries from February 28, 2012, in addition to depreciation and amortization of appreciation of assets booked at Oi S.A., stemming from the corporate reorganization approved on February 27, 2012.

Table 6 – Depreciation and Amortization (Oi S.A. Consolidated)

R$ million	1Q12	4Q11	1Q11	QoQ	YoY

Depreciation and Amortization

Total	586	270	259	117.0%	126.3%

NET EARNINGS (OI S.A. CONSOLIDATED6):

Consolidated Oi S.A. had net earnings of R$346 million in the first quarter of 2012, 145.4% higher than that seen in the previous quarter and 272.0% above that seen in the same period last year.

[6]	The figures presented as Oi S.A. Consolidated equal two months of old BrT added to one month following the corporate reorganization.

05/14/2012	20

Table 7 – Net Earnings (Oi S.A. Consolidated)

	1Q12	4Q11	1Q11	QoQ		YoY

Oi S.A. Consolidated

Net Earnings (R$ Mn)	346	141	93	145.4%		272.0%
Net Margin	9.0%	6.3%	3.9%	2.7	p.p.	5.1	p.p.
Net Earnings Attributed to Controlling Shareholders per Share (R$)	0.586	0.239	0.158	145.2%		270.9%

05/14/2012	21

DEBT7:

In 1Q12, gross debt totaled R$32,845 million, in a 10.5% rise (R$3,126 million) compared to 4Q11. The rise was mostly due to debt issuances during the quarter:

•

9th Issuance of Debentures by Oi S.A. in two series, the first one amounting to R$401 million and linked to the CDI rate, and the second equaling R$1,600 million linked to the IPCA inflation, totaling R$2,000 million.

•	Issuance of a Bond in U.S. Dollars by Oi S.A. on the international market, amounting to US$1,500 million; and

•	Withdrawals from the Export Credit Agencies ONDD e FINNVERA in the amount of US$181 million.

It is worth highlighting that these funding transactions were partially offset by amortizations and maturities in the period. The early payment of Oi S.A. debentures totaled R$1,650 million.

As a result, and considering the cash balance at the end of March 2012 (R$15,373 million), the net debt totaled R$17,472 million in 1Q12, a 7.0% rise quarter-over-quarter, representing 2.0x EBITDA in the last 12 months.

Debt in foreign currencies accounted for 35.0% of the total proforma debt at the end of the quarter. However, just 0.7% of the proforma gross debt, equaling R$222 million (US$122 million) had some exposure to currency swings. It must be noted that in addition to the derivatives operations, the cash position maintained in foreign currency also provides protection against foreign currency debt. The repayment of this debt is entirely covered through December 2017.

The proforma debt cost in 2012 was equivalent to 101.5% of the CDI rate, which compares to 92.2% of the CDI in 1Q11, being influenced by the devaluation of the Real compared to other currencies, as well as a rise in the fixed-rate and the IPCA inflation-linked debt amid a declining DI rate.

The average maturity of the proforma debt at the end of March 2012 reached 5.0 years, keeping the trend of longer debt profile adopted in the past few quarters.

[7]	The figures from December 2011 and January 2011 amount to the old TNL. The results of March 2012 are equal Oi S.A.

05/14/2012	22

Table 8 – Debt – Oi S.A. Proforma8

R$ million	Mar/12	Dec/11	Mar/11	% Gross Debt

Debt

Short Term	3,979	4,579	5,872	12.1%
Long Term	28,866	25,140	22,531	87.9%

Total Debt	32,845	29,719	28,404	100.0%

In Local Currency	21,352	21,120	19,540	65.0%
In Foreign Currency	11,464	8,648	8,008	34.9%
Swaps	29	-49	856	0.1%

(-) Cash	-15,373	-13,393	-14,014	-46.8%

(=) Net Debt	17,472	16,326	14,390	53.2%

The schedule for the amortization of the proforma gross debt is shown in the table below:

Table 9 – Schedule for the Amortization of Gross Debt of Oi S.A. Pro-Forma

(R$ million)	2012	2013	2014	2015	2016	2017 onwards	Total

Schedule for the Amortization of Gross Debt
Local Currency Amortization	2,295	2,898	2,986	1,507	3,379	8,287	21,352

Foreign Currency Amortization + swap	704	608	648	750	711	8,071	11,493

Foreign Currency Amortization + swap	2,999	3,506	3,634	2,257	4,090	16,359	32,845

[8]	The figures from December 2011 and January 2011 amount to the old TNL. The results of March 2012 equal Oi S.A.

05/14/2012	23

05/14/2012	24

PROFORMA CAPEX9:

Table 10 – Capital Expenditure – Oi S.A. Proforma

R$ million	1Q12	4Q11	1Q11	QoQ	YoY

Capex

Network	809	1,626	611	-50.2%	32.4%
IT Services	99	136	50	-27.2%	98.0%
Others	183	370	168	-50.5%	8.9%

TOTAL	1,091	2,132	829	-48.8%	31.6%

In the first quarter of 2012 the Proforma capital expenditure hit R$1,091 million. The company maintained investments in implementing and expanding the 2G/3G mobile network, in addition to increasing coverage and speed of broadband and adapting the infrastructure of telecommunication services.

Investments in Information Technology Services (IT), in line with the optimization of systems provided for in the company’s strategic plan, totaled R$99 million in 1Q12, mostly directed to the improvement of servers and the unification of internal systems.

[9]	The proforma data amount to the old TNL as if the takeovers had occurred on January 1, 2012.

05/14/2012	25

CASH FLOW10:

Table 11 – Cash Flow: Cash Flow Demonstration

R$ Million	1Q12	4Q11	1Q11

EBITDA	2,012	1,838	1,985
Capex	1,231	1,253	1,082
EBITDA – Capex	781	585	903
Non-cash items (provisions)	539	270	872
Working capital	-962	-300	-632
Operating cash flow	358	555	1,143
Financial charges	-231	-780	-441
Income Tax	-175	-179	-148
Authorizations and concessions	-38	-2	-19
Free cash flow	(86)	(406)	535

PLEASE NOTE:

The main Excel charts in this Press Release will be available on the company’s web site (www.oi.com.br/ir), under “About the Company / The company in numbers.”

The terms used in the Press Release are defined in the glossary on the company’s web site: http://www.mzweb.com.br/oi/web/conteudo_en.asp?idioma=1&tipo=31852&conta=44&img=31851

[10]	The proforma data amount to the old TNL as if the takeovers had occurred on January 1, 2012.

05/14/2012	26

Corporate Reorganization of Oi Group

a) End of Deadline for Exercising Withdrawal Rights

On 03/29/2012 Oi informed its stockholders as well as the market of the ending of the period for exercising the withdrawal rights by dissenting stockholders of TMAR and TNL, regarding the extraordinary general meeting of 02/27/2012, which approved the operations for the corporate reorganization at Oi Companies.

Oi Companies set 03/29/2012 as the basis for the bonus for Oi S.A. stockholders. From March 30, the company’s stock was traded ex-bonus.

Until April 5, 2012, Oi shares (TNLP, TMAR and BRTO) and the American Depositary Shares – ADSs representing the stock of Oi S.A. and TNL were still traded on the Bovespa and New York Stock Exchange – NYSE (with the tickers TNE, BTM and BTM.C). And from April 9, 2012, the Oi S.A. shares and ADSs representing Oi S.A. shares started being traded on Bovespa and NYSE, with the tickers OIBR3, OIBR4, OIBR (ADS) and OIBR.C (ADS).

For more details, visit: http://www.mzweb.com.br/oi/web/arquivos/Oi_Comunicado_FimdoDireitodeRecesso_20120329_eng.pdf

b) Result of the Exercise of Withdrawal Rights

On April 5, 2012, Oi announced the conclusion of Withdrawal Rights in TNL and Telemar.

The exercise of redemption rights by the shareholders of Tele Norte Leste Participações S.A. (“TNL”) and Telemar was concluded, related to the matters approved at the extraordinary general meetings of February 27, 2012, related to the corporate reorganization (“Ownership Reorganization”).

The result of the redemption right can be found in the chart below:

Class	Amount	Refund Value (per stock)		Total Disbursed Amount (R$)

TNLP3	20,446,097	R$	28.93	591,505,586.21
TMAR3	1,020,215			75,893,793.85
TMAR5	17,856,585	R$	74.39	1,328,351,358.15
TMAR6	47,714			3,549,444.46

Total	39,370.611		—	1,999,300,182.67

The refund was paid to the dissenting shareholders on April 9, 2012, on the same date when the bonus for Oi stock was paid.

05/14/2012	27

For more details, visit: http://www.mzweb.com.br/oi/web/arquivos/Oi_FR_DireitodeRetirada_TNLP_TMAR_20120405_eng.pdf

Oi Investor Day

In April Oi held its Oi Investor Day for the second time. Just like in 2010, two events were held: in Brazil (04/17/2012 in Rio de Janeiro) and in the United States (04/19/2012 in New York).

The events, which were attended by representatives of the controlling shareholders and the top executives of Oi, aimed at presenting to the market the strategic long-term plan of the Company, which included the disclosure of future performance projection (Guidance) for 2012-2015. In addition, during the event the Company’s Dividends Policy was announced for the next three years. Also were presented the latest news in terms of Technologies developed by Oi.

In Rio de Janeiro more than 250 investors, analysts and media professionals were in attendance. In New York the Company hosted more than 150 delegates.

Guidance Disclosure

On 04/17/2012 Oi announced changes to its Code of Conduct and Transparency, in order to include a section for the disclosure of Future Performance Projections (Guidance).

On the same date and according to the best corporate governance practices, Oi disclosed the following ratios, based on reasonable premises, which are subject to several factors. Many such factors are not and will not be under the Company’s control:

Parameters	2012	2015
Revenue Generating Units (RGU) – Million	74.9	106.8
Residential RGUs – Million	19.8	25.7
Mobile Personal RGUs – Million	45.8	67.8
Business to Business RGUs – Million	9.3	13.3
Net Revenue – R$ Billion	28.9	38.6
EBITDA – R$ Billion	8.8	12.8
CAPEX – R$ Billion	6.0	6.0
Net Debt – R$ Billion	24.9	28.4

The premises below were used in the development of the ratios:

•	Currency: Average USD at 1.78 in 2012 and 1.84 in 2015

05/14/2012	28

•	Selic: average rate of 10.8% in 2012 and 10% in 2015

•	GDP: +4% in 2012 and +4.5% in 2015

•	Population: +0.75% a.a.

•	Revenue growth in the Telecom Market 2011 to 2015:

•	Mobile: 10% a.a.

•	Residential: 5% a.a.

•	B2B: 7% a.a.

For more details, visit: http://www.mzweb.com.br/oi/web/arquivos/Oi_FR_Guidance_20120417_eng.pdf

Policy of Shareholder Compensation

On 04/17/2012 the company disclosed its duly approved Policy of Shareholder Compensation, which consists in the payment of R$8,000,000,000.00, observing the following schedule:

•	R$2,000,000,000.00 declared at the Ordinary General Meeting that decided on the financial statements relative to 2011,

•	R$1,000,000,000.00 in August 2012, R$1,000,000,000.00 in August 2013 and R$1,000,000,000.00 in August 2014; and

•

R$1,000,000,000.00 at each Ordinary General Meeting that will decide on the financial statements related to 2012, 2013 and 2014, in addition to dividends paid in the month of August of each year according to item (ii).

The Policy will be subject to market conditions, to the Company’s financial stability and to the legal/regulatory environment.

It can be implemented through the distribution of dividends, the payment of interest on capital, bonus, redemption, capital reduction or other forms that may enable the distribution of resources to stockholders. For each year the maximum leverage is 3,0x the net debt (including the amount approved in the current year) to EBITDA (based on the total of the previous year) ratio.

For more details, visit: http://www.mzweb.com.br/oi/web/arquivos/Oi_FR_PoliticaRemuneracaoAcionistas_20120417_eng.pdf

Dividends

The shareholders who attended the Ordinary General Meeting of Oi S.A. on April 30, 2012 unanimously approved the payment of dividends in the amount of R$2,000,000,000.00 due to: (i) mandatory dividends amounting to R$251,432,860.05; (ii) dividends amounting R$754,298,580.14 added to the mandatory minimum; (iii) distribution of another R$994,268,559.81 based on Profit Reserve (investments). The approved dividends equal R$1.22 per common stock and R$1.22 per preferred stock.

05/14/2012	29

It is noteworthy that the amount began to be paid on May 8, 2012 and is based on the shareholder position as of April 30, 2012. Therefore, from May 2, 2012, including, all shares began trading ex-dividend.

This amount will be added to the R$3 billion distribution to stockholders in 2012, totaling within the plan (2012 to 2015) R$8 billion in dividends.

Board of Directors Change at Oi S.A.

A few members were replaced during Oi S.A.’s Extraordinary Shareholders’ Meeting of 04/18/2012. The current structure of the Board of Directors is as follows:

Effective	Substitute	Indication

Alexandre Jereissati Legey	Carlos Francisco Ribeiro Jereissati	LF Tel
Armando Galhardo Nunes Guerra Junior	Paulo Márcio de Oliveira Monteiro	AG Telecom

Carlos Augusto Borges	Alcinei Cardoso Rodrigues	FUNCEF

Carlos Fernando Costa	Armando Ramos Tripodi	PETROS

Cláudio Figueiredo Coelho Leal	Laura Bedeschi Rego de Mattos	BNDESPAR
Cristiano Yazbek Pereira	Erika Jereissati Zullo	LF Tel
Fernando Magalhães Portella	Carlos Jereissati	LF Tel
João Carlos de Almeida Gaspar	Antonio Cardosos dos Santos	Preferred stockholders
José Mauro Mettrau Carneiro da Cunha (President)	José Augusto da Gama Figueira	Fundação Atlântico
José Valdir Ribeiro dos Reis	Luciana Freiras Rodrigues	PREVI

Pedro Jereissati	Cristina Anne Betts	LF Tel

Rafael Cardoso Cordeiro	André Sant´anna Valladares de Andrade	AG Telecom
Renato Torres de Faria	Carlos Fernando Horta Bretas	AG Telecom
Sérgio Franklin Quintella	Bruno Gonçalves Siqueira	AG Telecom
Shakhaf Wine	Abílio Cesário Lopes Martins	Portugal Telecom
Zeinal Abedin Mahomed Bava	Luis Miguel da Fonseca Pacheco de Melo	Portugal Telecom

For more details, visit: http://www.mzweb.com.br/oi/web/arquivos/Oi_AtaAGE_20120418_eng.pdf

Filing of 2012 20-F

Oi S.A. filed on April 27, 2012 its Annual Report (Form 20-F) with the SEC (Securities & Exchange Commission) for the year ended on December 31, 2012. The report is available at SEC (www.sec.gov) or on the Company’s web site (www.oi.com.br/ir).

05/14/2012	30

Any investor or shareholder who wishes to receive a free printed copy of the report may contact the company at invest@oi.net.br.

Minha Oi and Presence on Social Networks

Seven months following the launch of Minha Oi, its users already manage approximately 6 million online products and the service is now used as a benchmark by other companies in the sector.

Until March 2012, the online customer service area reached more than 2.6 million clients. The number of transactions rose 8.6% compared with the 4th quarter of 2011.

This result is evidence of a positive perception of the offered services, such as second copy of a bill, bar code check, consumption charts and Oi Cartão recharge.

On the digital side, Oi performs a strategic role in Social Network Relationship, monitoring and servicing requests. With an active presence on Facebook, Twitter and Orkut, the company’s profiles already present the initial positive results in endorsements and in the volume of traffic generated to Oi’s site coming from these channels.

05/14/2012	31

Oi S.A. Consolidated

Income Statement – R$ million	1Q12	4Q11	1Q11

Gross Operating Revenue	6,332.4	4,021.8	4,163.5
Taxes and Deductions	-2,503.0	-1,783.8	-1,793.6
Net Operating Revenue	3,829.4	2,238.1	2,369.8
Operating Expenses	-2,679.8	-1,714.1	-1,705.7
Cost of Services Provided	-827.7	-515.2	-483.2
Cost of Goods Sold	-22.5	-5.2	-7.5
Interconnection Costs	-663.7	-418.9	-441.5
Selling Expenses	-628.0	-315.8	-288.3
General and Administrative Expenses	-418.0	-328.0	-297.0
Other Operating (Expenses) Revenue, net	-119.9	-131.1	-188.3
EBITDA	1,149.5	524.0	664.1
Margin %	30.0%	23.4%	28.0%
Depreciation and Amortization	-586.3	-270.1	-259.5

EBIT	563.2	253.9	404.6

Financial Expenses	-810.6	-475.6	-525.7
Financial Income	574.0	439.9	245.2

Income Before Tax and Social Contribution	326.6	218.2	124.0

Income Tax and Social Contribution	19.2	-77.5	-30.7
Net Income	345.8	140.7	93.4
Margin %	9.0%	6.3%	3.9%
Earnings attributed to the controlling shareholders	345.2	140.7	93.4

Outstanding Shares Thousand (exc.-treasury)	589,789	589,789	589,789
Earnings attributed to the controlling shareholders per share (R$)	0.5863	0.2385	0.1583

05/14/2012	32

OI S.A. Consolidated

Balance Sheet – R$ million	3/31/2012	12/31/2011	3/31/2011

TOTAL ASSETS	82,952	31,664	26,811
Current	27,599	12,246	8,245

Cash and cash equivalents	12,947	6,005	2,744
Financial investments	2,346	1,084	816
Derivatives	93	7	0
Accounts Receivable	5,643	2,010	2,047
Recoverable Taxes	2,542	1,137	871
Inventories	241	13	14
Assets in Escrow	2,245	1,651	1,440
Other Current Assets	1,541	339	313

Non-Current Assets	55,353	19,418	18,566

Long Term	16,391	12,531	11,970
.Recoverable and Deferred Taxes	6,744	5,161	5,462
.Financial investments	79	13	12
.Assets in Escrow	8,222	4,955	4,374
.Derivatives	257	0	0
.Other	1,089	2,402	2,121
Investments	68	8	5
Property Plant and Equipment	23,441	5,794	5,339
Intangible Assets	15,452	1,085	1,251

Balance Sheet – R$ million	3/31/2012	12/31/2011	3/31/2011

TOTAL LIABILITIES	82,952	31,664	26,811
Current	15,900	8,619	6,303

Suppliers	4,770	1,973	1,542
Loans and Financing	3,854	1,144	1,038
Financial Instruments	218	26	0
Payroll and Related Accruals	432	130	157
Provisions for Legal Contingencies	1,754	1,283	1,324
Pension Fund Provision	97	78	32
Payable Taxes	2,614	1,664	1,080
Dividends Payable	436	308	482
Other Accounts Payable	1,725	2,015	646

Non-Current Liabilities	42,567	12,456	9,078

Loans and Financing	28,963	6,962	3,193
Financial Instruments	161	0	0
Payable and Deferred Taxes	5,618	910	1,174
Contingency Provisions	5,177	3,132	3,218
Pension Fund Provision	446	546	546
Outstanding authorizations	1,452	544	604
Other Accounts Payable	750	362	344

Shareholders’ Equity	24,485	10,589	11,431

Controlling Interest	24,444	10,589	11,431
Minority Interest	41	0	0

05/14/2012	33

Relevant Information

I) CVM INSTRUCTION NO. 358, ARTICLE 12: The direct or indirect controlling shareholders and the shareholders who elect members to the Board of Directors or to the Statutory Audit Committee, as well as any natural person or corporation or group of persons acting jointly or representing a similar interest that reaches a direct or indirect interest of 5% (five percent) or more in the capital of a public company, must inform this to the CVM and to the Company in keeping with the terms of the article.

Oi asks its shareholders to comply with article 12 of CVM Instruction no. 358, but it cannot be held liable for the disclosure, or not, of information about acquisition or sale, by others, of interest corresponding to 5% or more of its capital or rights to capital or other securities.

BTM Shares	Capital	Treasury	Controlling Shares	Direct controllers	Free-Float
Common	203,423,176	0	161,989,994	0	41,433,182
Preferred	399,597,370	13,231,553	128,675,049	0	257,690,768
Total	603,020,546	13,231,553	290,665,043	0	299,123,950

Shareholder structure on March 31, 2012

OIBR Shares	Capital	Treasury	Controlling Shares	Direct controllers	Free-Float
Common	599,008,629	84,250,952	290,549,788	61,740,004	162,467,885
Preferred	1,198,077,775	72,801,696	0	439,290,351	685,985,728
Total	1,797,086,404	157,052,648	290,549,788	501,030,355	848,453,613

Shareholder structure on April 09, 2012

II) THIS REPORT CONTAINS PROJECTIONS AND/OR ESTIMATES FOR FUTURE EVENTS. The projections herein were gathered in a substantial manner within the current outlook, based on ongoing projects and the respective estimates. The use of terms such as: “projects,” “estimates,” “anticipates,” “forecasts,” “plans,” “waits,” and other ones, aim to signal potential trends that, evidently, involve uncertainties and risks, whose future results may differ from current expectations. Oi cannot be held liable for operations or investment decisions taken based on such projections or estimates. This is unaudited data and may differ from the final results.

Oi – Investor Relations
Bayard Gontijo	55 (21) 3131-1211	bayard.gontijo@oi.net.br
Marcelo Ferreira	55 (21) 3131-1314	marcelo.asferreira@oi.net.br
Patricia Frajhof	55 (21) 3131-1315	patricia.frajhof@oi.net.br
Matheus Guimarães	55 (21) 3131-2871	matheus.guimaraes@oi.net.br
Michelle Costa	55 (21) 3131-2918	michelle.costa@oi.net.br
Leonardo Mantuano	55 (21) 3131-1316	leonardo.mantuano@oi.net.br

05/14/2012	34

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2012

OI S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Investor Relations Officer